# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: General Enterprise Ventures, Inc., CIK 0000894556
CUSIP: 369759204
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1740H DEL RANGE BLVD, SUITE 166, CHEYENNE, Wyoming (WY), 82009
Date of event which requires filing of this statement: 09/30/2025
Filed by CIK 0001011076
Persons authorized to receive notices and communications: Theordore Ralston, 2200 Allentown Rd, Lima, Ohio (OH), 45805, 419-296-3626

## Reporting persons
- RALSTON TED (CIK 0001011076): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 17,679,738; shared voting power 0; sole dispositive power 17,679,738; shared dispositive power 0; aggregate amount beneficially owned 17,679,738 (27% of the class)
  Comment: For Item 13 - In accordance with Exchange Act Rule 13d-3(c), ownership percentage assumes: (i) the conversion of Series C Convertible Preferred Shares held by the Reporting Person into Common Shares; (ii) conversion of the Convertible Note; and (iii) that no other person has converted or exercised securities into the Common Shares.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: General Enterprise Ventures, Inc.
Address of issuer's principal executive offices: 1740H DEL RANGE BLVD, SUITE 166, CHEYENNE, Wyoming (WY), 82009

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Theordore Ralston (the "Reporting Person").
Residence or business address: The principal business address for the Reporting Person is 2200 Allentown Rd., Lima Ohio 45805.
Present principal occupation or employment: The principal occupation of the Reporting Person is acting as a member of the Board of Directors for the Issuer with a principal place of business located at 2200 Allentown Rd., Lima Ohio 45805.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.
Citizenship: The Reporting Person is a citizen of the State of Ohio, United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Person acquired his shares of 1. Series C Convertible Preferred Stock for services performed for the Company and through purchases using his own personal funds. 2. Common stock from conversions of Series C Convertible Preferred Stock and through purchases using his own personal funds. 3. Series A Preferred Stock from the purchase in a private transaction.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person acquired the shares of Common Stock in connection with conversions of Series C Convertible Preferred Stock to hold as an investment in the Issuer. The Reporting Person intends to evaluate his holdings in the Issuer on a continuous basis. Subject to all relevant securities law provisions, the Reporting Person may acquire or dispose of securities of the Issuer from time to time in the open market or in privately negotiated transactions with third parties. Subject to the foregoing, the Reporting Person does not have any plans that would result in: (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer of any of its subsidiaries; (c) A sale or transfer of a material amount of assets of the Issuer of any of its subsidiaries; (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) Any material changes in the present capitalization or dividend policy of the Issuer; (f) Any other material changes in the Issuer's business or corporate structure; (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) Any action similar to any of those enumerated above. Except as set forth above, the Reporting Person has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person, through his personal holdings, his wife's personal holdings and as a sole member of TC Special Investments LLC, has beneficial ownership of 17,679,738 Common Shares (on a pre-reverse split basis), which consists of (i) 2,811,133 Common Shares, (ii) 13,266,680 Common Shares issuable upon the conversion of 663,334 Series C Convertible Preferred Shares, and (iii) 1,601,925 Common Shares issuable upon the conversion of the Convertible Note. The percentage of beneficial ownership is approximately 26.57% of the outstanding Common Shares. The percentage was calculated based on (a) 66,550,981 Common Shares outstanding, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025 filed by the Issuer with the Securities and Exchange Commission on August 14, 2025, (b) 13,266,680 Common Shares issuable upon the conversion of 663,334 Series C Shares held by the Reporting Person, and (c) 1,601,925 Common Shares issuable upon the conversion of the Convertible Note, held by the Reporting Person. The Reporting Person, as sole member of TC Special Investments LLC, beneficially owns 8,184,845 shares of Series A Preferred Stock or 81.85% of the shares (on a pre-reverse split basis). Note: In accordance with Exchange Act Rule 13d-3(c), ownership percentage assumes: (i) the conversion of Series C Convertible Preferred Shares held by the Reporting Person into Common Shares; (ii) conversion of the Convertible Note; and (iv) that no other person has converted or exercised securities into the Common Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows 7 through 10 of the cover page to this Schedule 13D is incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: On September 30, 2025, the Reporting Person entered into a securities purchase agreement with Issuer, pursuant to which the Reporting Person agreed to purchase 13,334 shares of Issuer's Series C Convertible Preferred Stock for a purchase price of $200,010 in a sale of unregistered securities.
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable

## Signatures
- RALSTON TED: /s/ Theodore Ralston, Theodore Ralston (10/27/2025)